SECURE NetCheckIn Inc.

13118 Lamar Ave

Overland Park, KS 66209

May 9, 2011

 VIA EDGAR

United States Securities and Exchange Commission

Mr. H. Christopher Owings

Division of Corporation Finance

100 F. St., N.E.

Washington, D.C. 20549

Attention: Mr. H. Christopher Owings

Re:	Request for Acceleration of Effectiveness of First Amended Registration Statement on Form S-1 (File No. 333-173172), as amended, of SECURE NetCheckIn Inc. (the “Registrant”)

Dear Mr. Owings:

Today, SECURE NetCheckIn Inc. (the “Registrant”) has filed its First Amended Registration Statement on Form S-1 (the “Registration Statement”).  In connection therewith, pursuant to Rule 461 under the Securities Act of 1933, as amended, and on behalf of the Registrant, we hereby request that the effectiveness of the Registration Statement (the “Registration Statement”) be accelerated so that such Registration Statement will become effective on Monday, May 17, 2011, at 10:00 a.m., Central Time, or as soon thereafter as practicable.

With respect to our request for acceleration of the effectiveness of the Registration Statement, this letter acknowledges that:

(i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii) the Registrants may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This letter will confirm that the Registrant and its officers and directors are aware of their respective responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement.  Please call the undersigned at (913) 515.9296 with any questions regarding this matter.

Very truly yours, SECURE NetCheckIn Inc.
By:	/s/ Brandi L. DeFoor
Name: Title:	Brandi L. DeFoor President, Secretary, Chief Financial Officer and Treasurer